Consolidated Financial Statements
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the years ended December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Westport Fuel Systems Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Westport Fuel Systems Inc. (and subsidiaries) (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 25, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2015.
Vancouver, Canada
March 25, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Westport Fuel Systems, Inc.:

Opinion on Internal Control Over Financial Reporting
We have audited Westport Fuel Systems, Inc.’s (and subsidiaries’) (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 25, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Discussion and Analysis – Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 25, 2024

WESTPORT FUEL SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2023 and 2022

	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents (including restricted cash, note 3(c))	$54,853	$86,184
Accounts receivable (note 4)	88,077	101,640
Inventories (note 5)	67,530	81,635
Prepaid expenses	6,323	7,760
Total current assets	216,783	277,219
Long-term investments (note 7)	4,792	4,629
Property, plant and equipment (note 8)	69,489	62,641
Operating lease right-of-use assets (note 13)	22,877	23,727
Intangible assets (note 9)	6,822	7,817
Deferred income tax assets (note 19(b))	11,554	10,430
Goodwill (note 10)	3,066	2,958
Other long-term assets (note 11)	20,365	18,030
Total assets	$355,748	$407,451
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 12)	$95,374	$98,863
Current portion of operating lease liabilities (note 13)	3,307	3,379
Short-term debt (note 14)	15,156	9,102
Current portion of long-term debt (note 15)	14,108	11,698
Current portion of long-term royalty payable (note 16)	—	1,162
Current portion of warranty liability (note 17)	6,892	11,315
Total current liabilities	134,837	135,519
Long-term operating lease liabilities (note 13)	19,300	20,080
Long-term debt (note 15)	30,957	32,164
Long-term royalty payable (note 16)	—	4,376
Warranty liability (note 17)	1,614	2,984
Deferred income tax liabilities (note 19(b))	3,477	3,282
Other long-term liabilities	5,115	5,080
Total liabilities	195,300	203,485
Shareholders’ equity:
Share capital (Adjusted, note 18):
Unlimited common and preferred shares, no par value
17,174,502 (2022 - 17,130,316) common shares issued and outstanding	1,244,539	1,243,272
Other equity instruments	9,672	9,212
Additional paid-in-capital	11,516	11,516
Accumulated deficit	(1,074,434)	(1,024,716)
Accumulated other comprehensive loss	(30,845)	(35,318)
Total shareholders' equity	160,448	203,966
Total liabilities and shareholders' equity	$355,748	$407,451
Commitments and contingencies (note 21)
Subsequent events (note 24)
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board	Anthony Guglielmin	Director	Brenda J. Eprile	Director

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2023 and 2022

	Years ended December 31,
	2023	2022
Revenue	$331,799	305,698
Cost of revenue and expenses:
Cost of revenue	282,862	269,496
Research and development	26,003	23,497
General and administrative	44,234	37,042
Sales and marketing	16,278	15,073
Foreign exchange loss	3,974	6,378
Depreciation and amortization (notes 8 and 9)	4,299	4,416
Loss on sale of assets	32	62
	377,682	355,964
Loss from operations	(45,883)	(50,266)

Income from investments accounted for by the equity method	780	930
Gain on sale of investment (note 6)	—	19,119
Loss on extinguishment of royalty payable (note 16)	(2,909)	—
Interest on long-term debt and accretion of royalty payable	(2,981)	(3,351)
Impairment of long-term investment (note 7)	(413)	—
Other income, net	—	879
Interest income, net of bank charges	2,690	1,406
Loss before income taxes	(48,716)	(31,283)
Income tax expense (recovery) (note 19(a)):
Current	1,786	1,852
Deferred	(784)	(440)
	1,002	1,412
Net loss for the year	(49,718)	(32,695)
Other comprehensive income (loss):
Cumulative translation adjustment	4,473	(1,824)
Comprehensive loss	$(45,245)	$(34,519)

Loss per share:
Net loss per share - basic and diluted	$(2.90)	$(1.91)
Weighted average common shares outstanding:
Basic and diluted	17,173,016	17,122,531

See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2023 and 2022

	Common shares			Additional		Accumulated other	Total
	outstanding (Adjusted, note 18)	Share capital	Other equity instruments	paid-in capital	Accumulateddeficit	comprehensive loss	shareholder's equity
January 1, 2022	17,079,932	$1,242,006	$8,412	$11,516	$(992,021)	$(33,494)	$236,419
Issuance of common shares on exercise of share units	50,384	1,266	(1,266)	—	—	—	—
Stock-based compensation	—	—	2,066	—	—	—	2,066
Net loss for the year	—	—	—	—	(32,695)	—	(32,695)
Other comprehensive loss	—	—	—	—	—	(1,824)	(1,824)
December 31, 2022	17,130,316	$1,243,272	$9,212	$11,516	$(1,024,716)	$(35,318)	$203,966
Issuance of common shares on exercise of share units	44,186	1,267	(1,267)	—	—	—	—
Stock-based compensation	—	—	1,727	—	—	—	1,727
Net loss for the year	—	—	—	—	(49,718)	—	(49,718)
Other comprehensive income	—	—	—	—	—	4,473	4,473
December 31, 2023	17,174,502	$1,244,539	$9,672	$11,516	$(1,074,434)	$(30,845)	$160,448

See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Years ended December 31, 2023 and 2022

	Years ended December 31,
	2023	2022

Operating activities:
Net loss for the year	$(49,718)	$(32,695)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,490	11,800
Stock-based compensation expense	1,727	2,066
Foreign exchange loss	3,974	6,378
Deferred income tax	(784)	(440)
Income from investments accounted for by the equity method	(780)	(930)
Interest on long-term debt and accretion of royalty payable	9	314
Impairment on long lived assets (note 7)	413	—
Change in inventory write-downs to net realizable value (note 5)	7,066	722
Gain on sale of investment (note 6)	—	(19,119)
Net loss on sale of assets	32	62
Other income, net	—	(879)
Loss on extinguishment of royalty payable (note 16)	2,909	—
Change in bad debt expense	56	810
Changes in operating assets and liabilities:
Accounts receivable	5,340	(1,528)
Inventories	9,481	(3,505)
Prepaid expenses	2,869	(134)
Accounts payable and accrued liabilities	(2,448)	122
Warranty liability	(5,829)	2,341
Net cash used in operating activities	(13,193)	(34,615)
Investing activities:
Purchase of property, plant and equipment	(15,574)	(14,242)
Purchase of intangible assets	—	(287)
Proceeds on sale of investments (note 6)	—	31,445
Proceeds on sale of assets	161	731
Net cash (used in) provided by investing activities	(15,413)	17,647
Financing activities:
Drawings on operating lines of credit and long-term facilities	46,367	41,218
Repayment of operating lines of credit and long-term facilities	(39,904)	(55,441)
Repayment of royalty payable	(8,687)	(5,200)
Net cash used in financing activities	(2,224)	(19,423)
Effect of foreign exchange on cash and cash equivalents	(501)	(2,317)
Net decrease in cash and cash equivalents	(31,331)	(38,708)
Cash and cash equivalents, beginning of year (including restricted cash)	86,184	124,892
Cash and cash equivalents, end of year (including restricted cash)	54,853	86,184

See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows (continued)
(Expressed in thousands of United States dollars)
Years ended December 31, 2023 and 2022

	Years ended December 31,
	2023	2022
Supplementary information:
Interest paid	$2,972	$3,037
Taxes paid, net of refunds	2,302	1,795

See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022
1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. The Company is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. The Company’s diverse product offerings sold under a wide range of established global brands enable the use of a number of alternative fuels in the transportation sector that provide environmental and/or economic advantages as compared to diesel, gasoline, batteries or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of alternative fuels, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. The Company supplies its products in more than 70 countries through a network of distributors, service providers for the aftermarket and directly to original equipment manufacturers (“OEMs”) and Tier 1 and Tier 2 OEM suppliers. The Company’s products and services are available for passenger car and light-, medium- and heavy-duty truck and off-road applications.

2. Liquidity and Going Concern:

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued; and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these consolidated financial statements are issued. These consolidated financial statements have therefore been prepared on the basis that the Company will continue as a going concern.

The assessment of the liquidity and going concern requires the Company to make judgments about the existence of conditions or events that raise substantial doubt about the ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. This includes judgments about the Company's future activities and the timing thereof and estimates of future cash flows. Significant assumptions used in the Company's forecasted model of liquidity include forecasted sales, including forecasted increases in sales of the heavy-duty OEM business, forecasted costs and capital expenditures, amongst others. Changes in the assumptions could have a material impact on the forecasted liquidity and going concern assessment.

The Company continues to sustain operating losses and negative cash flows from operating activities. As at December 31, 2023, the Company has cash and cash equivalents of $54,853 and during the year ended December 31, 2023, the Company used cash in operating activities of $13,193, primarily driven by operating losses of $45,883 partially offset by decreases in working capital of $9,413. The Company's short-term and long-term debt was $59,944, net of deferred financing fees, of which $29,264 matures within one year from December 31, 2023. The Company has a term loan with Export Development Canada (“EDC”). In September 2023, the Company amended the minimum cash covenant under the EDC term loan reducing the minimum cash requirement from $40,000 to $15,000. If the Company’s cash and cash equivalents fall below the minimum cash requirement, the Company may be required to repay the outstanding amount of the term loan, which was $10,763 at December 31, 2023.

The Company is incurring inflationary pressure on production input costs from sourcing semiconductors, raw materials and parts, higher energy costs in operating the Company's factories and increased labor costs that are impacting margins. The Company sources components globally and is exposed to price risk and inflation risk, which may affect the Company's liquidity.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022
2. Liquidity and Going Concern (continued):

Management is closely monitoring its financial condition and is working on initiatives to reduce its working capital and increase profitability to improve its cash flow from operating activities. The Company’s current financial projections expect meaningful collections of accounts receivable from key customers and a reduction in inventory levels across the Company’s operations.

The ability to continue as a going concern beyond March 2025 will depend on the Company's ability to generate sufficient positive cash flows from its operations, specifically through working capital improvement, profitable and sustainable growth, and the Company's ability to finance its long-term strategic objectives and operations. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying, consolidated financial statements and the adjustments could be material.

3. Significant accounting policies:

(a)    Basis of presentation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's subsidiaries include the following: U.S. dollar, Canadian dollar, Euro, Argentine Peso, Chinese Renminbi (“RMB”), Swedish Krona, Indian Rupee and Polish Zloty. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income (loss).

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the consolidated statements of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income (loss) until realized through disposal or impairment.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022
3. Significant accounting policies (continued):

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. For the years presented, the Company used the following exchange rates:

	Year-end exchange rate as at:		Average for the year ended:
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Canadian dollar	1.32	1.35	1.35	1.30
Euro	0.90	0.94	0.92	0.95
RMB	7.10	6.90	7.08	6.72
Polish Zloty	3.92	4.39	4.59	4.44
Swedish Krona	10.04	10.42	10.60	10.08
Indian Rupee	83.18	82.69	82.57	78.50
Argentine Peso	806.72	176.79	285.97	127.11

(c)    Cash and cash equivalents (including restricted cash):

Cash and cash equivalents include cash on hand, term deposits, banker acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired. Cash and cash equivalents at December 31, 2023 include restricted cash of $103 (2022 - $98). Restricted cash at December 31, 2023 and 2022 is related to cash used to secure a letter of credit.

(d)    Accounts receivable, net:

The accounts receivable balance reflects invoiced and accrued revenue and is presented net of an allowance for credit losses. The Company expects most of its accounts receivable balances to continue to come from large customers as it supplies the majority of its products and services through a network of distributors and OEMs and provides Delayed OEM ("DOEM") services. The Company establishes current expected credit losses ("CECL") for pools of assets with similar risk characteristics by evaluating historical levels of credit losses, current economic conditions that may affect a customer's ability to pay, and creditworthiness of significant customers. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, and payment experiences), the Company records a specific credit loss provision to reduce the customer's related accounts receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of accounts receivable balances could be further adjusted.

(e)    Inventories:

The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value. The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead, including depreciation. The Company records inventory write-downs based on an analysis of excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancellable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company’s future demand forecast consistent with its valuation of excess and obsolete inventory.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022
3. Significant accounting policies (continued):

(f)    Property, plant and equipment:

Property, plant and equipment are stated at cost.  Depreciation is provided for as follows:

Assets	Basis	Rate
Buildings	Straight-line	10 years
Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	5 - 10 years
Leasehold improvements	Straight-line	Shorter of lease term or estimated useful life

Depreciation expense on machinery and equipment used in the production and manufacturing process is included in cost of revenue. All other depreciation is included in depreciation and amortization expense in the consolidated statements of operations and comprehensive loss.

(g)    Long-term investments:

The Company accounts for investments in which it has significant influence, including variable interest entities ("VIEs") for which the Company is not the primary beneficiary, using the equity method of accounting. Under the equity method, the Company recognizes its share of income from equity accounted investees in the statement of operations with a corresponding increase in long-term investments. Any dividends paid or payable are credited against long-term investments.

(h)    Financial liabilities:

Accounts payable and accrued liabilities, short-term debt, long-term debt and long-term royalty payable are measured at amortized cost. Transaction costs relating to long-term debt are netted against long-term debt and are amortized using the effective interest rate method.

(i)    Research and development costs:

Research and development costs are expensed as incurred and are recorded net of funding received or receivable.

(j)    Intangible assets:

Intangible assets consist primarily of the estimated value of intellectual property, trademarks, technology, customer contracts and non-compete agreements acquired through acquisitions. Intangible assets are amortized over their estimated useful lives, which range from 5 to 20 years.

(k)    Impairment of long-lived assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022
3. Significant accounting policies (continued):

(l)    Goodwill:

Goodwill is recorded at the time of purchase for the excess of the amount of the purchase price over the fair values of the identifiable assets acquired and liabilities assumed. The fair value is determined using the estimated discounted future cash flows of the reporting unit. Goodwill is not amortized and instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at December 31. Future adverse changes in market conditions or poor operating results of underlying assets could result in an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

(m)    Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue. The Company provides warranty coverage on products sold from the date the products are put into service by customers. Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period.  Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period. The Company uses historical failure rates and costs to repair defective products to estimate the warranty liability. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. The Company records warranty expense for new products using historical experience from previous generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. The amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products.

(n)    Revenue recognition:

The Company generates revenues primarily from product sales. Product revenues are derived from standard product sales contracts and from long-term fixed price contracts. The Company recognizes revenue when a customer obtains control of the goods. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale. Service revenue is recognized over time as performance obligations are satisfied.
(o)    Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the accounting basis and tax basis of the assets and liabilities and for loss carry-forwards, tax credits and other tax attributes, using the enacted tax rates in effect for the years in which the differences are expected to reverse. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred income tax assets to the extent the assets are more-likely-than-not to be realized. In making such a determination, the Company considers all available positive and negative evidence including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If it is determined that, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized, a valuation allowance is provided to reduce the deferred income tax assets.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022
3. Significant accounting policies (continued):

(o)    Income taxes (continued):

The Company uses a two-step process to recognize and measure the income tax benefit of uncertain tax positions taken or expected to be taken in a tax return. The tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the position will be sustained upon examination by a tax authority based solely on the technical merits of the position. A tax benefit that meets the more-likely-than-not recognition threshold is measured as the largest amount that is greater than 50%
likely to be realized upon settlement with the tax authority. To the extent a full benefit is not expected to be realized, an income tax liability is established. Any change in judgment related to the expected resolution of an uncertain tax position is recognized in the year of such a change.

Interest and penalties related to income taxes are included as a component of income tax expense.

(p)    Leases:

The Company determines if an arrangement is a lease or contains a lease at inception. Operating leases with lease terms greater than 12 months are included in current and non-current assets, current and non-current liabilities in the consolidated balance sheet. Assets under finance leases are included in property, plant and equipment and the related lease liabilities in current and non-current liabilities in the consolidated balance sheets.

Operating lease and finance lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the rate implicit in the lease is not readily determinable for the Company’s operating leases, an incremental borrowing rate is generally used to determine the present value of future lease payments. The incremental borrowing rate for each lease is based on the Company’s estimated borrowing rate over a similar term to that of the lease payments, adjusted for various factors including collateralization, location and currency.

The operating lease expenses are recognized on a straight-line basis over the lease term and included in general and administration expenses. Short-term leases, which have an initial term of 12 months or less, are not recorded in the consolidated balance sheets.

(q)    Stock-based compensation:

The Company measures stock-based awards at fair value on the date of the grant and expense the awards over the requisite service period of employees or consultants. The fair value of stock options is determined using the fair market value at the time of grant. The fair value of restricted stock units (“RSU”s) and Deferred Share Units (“DSU”s) are determined using the share price of the Company at the date of grant. The fair value of performance based restricted stock units (“PRSU”) is determined using the Monte Carlo Simulation Model. Stock-based compensation expense related to stock option awards is recognized over the requisite service period on a graded vesting basis. Forfeitures are accounted for as they occur. Stock-based awards are either equity settled or cash settled. Cash-settled awards are recorded as a liability based on the Company's share price on the date of grant and remeasured at the end of each reporting period over the vesting term.

The Company’s estimates may be impacted by certain variables including, but not limited to, stock price volatility, employee stock option exercise behaviors, additional stock option grants, the Company’s performance and related tax impacts.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022
3. Significant accounting policies (continued):

(r)    Earnings (loss) per common share:

Basic earnings or loss per share includes no potential dilution and is computed by dividing the earnings or loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings or loss per share reflect the potential dilution of securities that could share in the earnings or loss of our Company. Dilutive securities are excluded from the calculation of our diluted weighted average common shares outstanding if their effect would be anti-dilutive based on the treasury stock method or due to a net loss from continuing operations. Common Shares that have not been released under the Company’s stock based plan or are being held in trust for purposes of the Company’s restricted stock unit program have been excluded from the calculation of basic earnings per share.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022
4. Accounts receivable:

	December 31,
	2023	2022
Customer trade receivables	$83,175	$82,533
Other receivables	6,709	19,355
Income tax receivable	1,369	818
Due from related parties (note 20)	1,671	3,974
Allowance for credit losses	(4,847)	(5,040)
	$88,077	$101,640

5. Inventories:

	December 31,
	2023	2022
Purchased parts and materials	$50,770	$61,213
Work-in-progress	2,801	2,423
Finished goods	13,959	17,999
	$67,530	$81,635

During the year ended December 31, 2023, the Company recorded write-downs to net realizable value of $7,066 (year ended December 31, 2022 - $722) due to obsolete inventory. For the year ended December 31, 2023, The Company recognized $4,461 inventory write-down as a result of an engine development contract which will not be commercialized. In addition, the Company recognized $2,605 of inventory write-downs allocated to purchased parts, materials and finished goods inventory. For the year ended December 31, 2022 inventory write-downs allocated to purchased parts and materials inventory and finished goods were $542 and $180 respectively.

6. Sale of investment

On February 7, 2022, the Company sold 100% of its shares in Cummins Westport Inc. ("CWI") to Cummins Inc. ("Cummins") for proceeds of $22,200, with Cummins continuing to operate the business as the sole owner. As part of the agreement, Cummins agreed to purchase the Company's interest in the intellectual property with proceeds to the Company of $20,000. The Company received proceeds of $31,445, net of a $10,800 holdback, after the closing date. The holdback will be retained by Cummins for a term of three years to satisfy any extended warranty obligations in excess of the recorded extended warranty obligation. Any unused amounts will be repaid to the Company at the end of three-year term and, in the event that the holdback is not sufficient to cover the extended warranty obligations, the Company may also be required to supplement this holdback amount to cover valid extended warranty claims.

December 31, 2022
Proceeds from sale of investment	$31,445
Holdback receivable[1]	9,713
Less: carrying value of investment	22,039
Gain on sale of investment	$19,119

1Holdback receivable is included in other long-term assets in the consolidated balance sheets.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022
7. Long-term investments:

	December 31,
	2023	2022
Weichai Westport Inc. (a)	$1,411	$1,824
Minda Westport Technologies Limited (b)	3,234	2,657
Other equity accounted investees	147	148
	$4,792	$4,629

(a)    Weichai Westport Inc. ("WWI"):

The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is currently the registered holder of a 23.33% equity interest in WWI. In April 2016, the Company sold to Cartesian Capital Group (“Cartesian”) a derivative economic interest granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all of the equity securities of Westport HK for a nominal amount. The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to 4.55%.

In December 2023, the Company, through is wholly-owned subsidiary, Westport HK, signed an equity transfer agreement with WWI for the 4.55% economic interest. As at December 31, 2023, the Company recognized an impairment loss of $413 (December 31, 2022 - nil) since the fair value of the investment was assessed to be lower than the carrying amount.

(b)    Minda Westport Technologies Limited ("MWTL"):

The Company, indirectly through its wholly owned subsidiary, Westport Fuel Systems Italia S.R.L., is currently the registered holder of a 50% equity interest in MWTL. In September 2023, the Company entered into an amended and restated joint venture agreement with Uno Minda Limited ("Minda"). The parties have agreed to enter into a share purchase agreement to sell 26% share capital held by the Company to Minda. As at December 31, 2023, the Company has assessed the carrying amount to be equal to the fair value of the investment.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022
8. Property, plant and equipment:

		Accumulated	Net Book
December 31, 2023	Cost	Depreciation	Value
Land and buildings	$9,206	$2,635	$6,571
Computer equipment and software	9,386	6,773	2,613
Furniture and fixtures	8,326	6,103	2,223
Machinery and equipment	129,642	75,111	54,531
Leasehold improvements	13,221	9,670	3,551
	$169,781	$100,292	$69,489

		Accumulated	Net Book
December 31, 2022	Cost	Depreciation	Value
Land and buildings	$8,455	$2,107	$6,348
Computer equipment and software	8,756	6,740	2,016
Furniture and fixtures	7,283	5,606	1,677
Machinery and equipment	115,235	66,272	48,963
Leasehold improvements	13,874	10,237	3,637
	$153,603	$90,962	$62,641

Total depreciation expense for the year ended December 31, 2023 was $11,586 (year ended December 31, 2022 - $10,712). The amount of depreciation expense included in cost of revenue for the year ended December 31, 2023 was $8,191 (year ended December 31, 2022 - $7,384).

9. Intangible assets:

		Accumulated	Intangible
December 31, 2023	Cost	Amortization	Assets, net
Patents and trademarks	$20,417	$13,724	$6,693
Technology	4,094	3,965	129
Customer contracts	11,646	11,646	—
Total	$36,157	$29,335	$6,822

		Accumulated	Intangible
December 31, 2022	Cost	Amortization	Assets, net
Patents and trademarks	$19,799	$12,189	$7,610
Technology	3,952	3,745	207
Customer contracts	11,242	11,242	—
Total	$34,993	$27,176	$7,817

During the year ended December 31, 2023, amortization expense of $904 (year ended December 31, 2022 - $1,088) was recognized in the statement of operations and comprehensive loss. The Company currently estimates annual amortization expense to be $1,241 for 2024, $1,198 for 2025, $958 for 2026, $809 for 2027 and $2,627 for 2028 and thereafter.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022
10. Goodwill:

Changes in the carrying amount of goodwill are as follows:

	December 31,
	2023	2022
Balance, beginning of year	$2,958	$3,121
Impact of foreign exchange changes	108	(163)
Balance, end of year	$3,066	$2,958

Goodwill of $3,066 (December 31, 2022 - $2,958), relates to the acquisition of Westport Fuel Systems Netherlands Holding B.V. (formerly known as Prins Autogassystemen Holding B.V.) in 2014. The Company completed its annual assessment of impairment and concluded that goodwill of $3,066 related to the independent aftermarket business segment was not impaired as at December 31, 2023.

11. Other long-term assets

	December 31,
	2023	2022
Other assets	$9,083	$6,657
Prepaid capital asset deposits	—	788
Property lease deposits	310	288
Holdback receivable (note 6)	10,363	10,003
Other investments	609	294
Total	$20,365	$18,030

12. Accounts payable and accrued liabilities:

	December 31,
	2023	2022
Trade accounts payable	$70,567	$72,934
Accrued payroll	18,129	17,069
Taxes payable	4,302	4,425
Deferred revenue	2,376	4,435
	$95,374	$98,863
During the year ended December 31, 2023, the Company recognized $2,062 included in deferred revenue as at the end of the prior year as revenue in the consolidated statement of operations and comprehensive loss (December 31, 2022 - $2,531).
13. Operating leases right-of-use assets and lease liabilities:
The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2024 and 2038. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately six years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 3.0% based on incremental borrowing rates applicable in each location. During the year ended December 31, 2023, the Company recognized additional right-of-use assets of $1,657 in exchange for operating lease liabilities (December 31, 2022 - $699).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022
The components of lease cost are as follows:

	Years ended December 31,
	2023	2022
Amortization of right-of-use assets	$3,041	$3,529
Interest	666	717
Total lease cost	$3,707	$4,246

The maturities of lease liabilities as of December 31, 2023 are as follows:

2024	$3,307
2025	2,836
2026	2,586
2027	2,512
2028	2,241
Thereafter	12,433
Total undiscounted cash flows	25,915
Less: imputed interest	3,308
Present value of operating lease liabilities	22,607
Less: current portion	3,307
Long-term operating lease liabilities	$19,300

14. Short-term debt:

	December 31,
	2023	2022
Revolving financing facilities	$15,156	$9,102

The Company has a revolving financing facility with Hong Kong and Shanghai Banking Corporation ("HSBC"). This facility is secured by certain receivables of the Company and the maximum draw amount is $20,000, based on the receivables outstanding. As the Company collects these secured receivables, the facility is repaid. The revolving financing facility's advances in either U.S. dollars or Euros bear interest at the secured overnight financing rate plus 3.76% per annum or the Euro short-term rate plus 3.60%, respectively. As of December 31, 2023, the amount outstanding for this loan was $15,156 (December 31, 2022 - $8,308). The Company repaid and closed a line of credit with Santander during the year ended December 31, 2023 (December 31, 2022 - $794). The Company has a revolving financing facility with ING. The maximum draw amount is $1,530. Advances under this financing facility are denominated in Polish Zloty and bear interest at the Warsaw interbank offered rate plus 1.2% per annum. As of December 31, 2023, the amount outstanding for this facility was nil (December 31, 2022 - nil).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022
15. Long-term debt:

	December 31,
	2023	2022
Term loan facilities, net of debt issuance costs (a)	$42,879	$41,934
Other bank financing (b)	531	512
Capital lease obligations (c)	1,655	1,416
Balance, end of year	45,065	43,862
Less: current portion	14,108	11,698
Long-term portion	$30,957	$32,164

(a)     On December 13, 2021, the credit facility and non-revolving term facility with Export Development Canada ("EDC") were refinanced into one $20,000 term loan. The refinanced term loan provides an extension of the maturity to September 15, 2026, an interest rate of U.S. Prime Rate plus 2.01% per annum and both principal and interest repayments are quarterly. The Company incurred costs of $300 related to this amendment, which are being amortized over the remainder of the loan term from the debt modification date using the effective interest rate method. As at December 31, 2023, the amount outstanding for this loan was $10,763 net of transaction costs (December 31, 2022 - $14,683). The loan is secured by share pledges over Westport Fuel Systems Canada Inc., Fuel Systems Solutions, Inc., Westport Luxembourg S.a.r.l and by certain of the Company's property, plant and equipment.

On October 9, 2018 and November 28, 2019, the Company entered into Euro denominated loan agreements with UniCredit S.p.A. ("UniCredit"). On April 29, 2021, the Company and UniCredit amended the terms of these Euro denominated loan agreements to combine the facilities into one $8,803 loan facility. This loan matures on March 31, 2027, bears interest at an annual rate of 1.65%, and interest is paid quarterly. As at December 31, 2023, the amount outstanding for this loan was $6,793 (December 31, 2022 - $8,044).

On May 20, 2020, the Company entered into a Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.70% with a maturity date of May 31, 2025. As at December 31, 2023, the amount outstanding for this loan was $1,693 (December 31, 2022 - $2,699). There is no security on the loan as it was made as part of the Italian government's COVID-19 Decreto Liquidità to help Italian companies to secure liquidity to continue operating while mitigating some of the impact of COVID-19.

On July 17, 2020, the Company entered into a Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.75% with a maturity date of July 31, 2026. As at December 31, 2023, the amount outstanding for this loan was $8,313 (December 31, 2022 - $11,273). There is no security on the loan as it was made as part of the Italian government’s COVID-19 Decreto Liquidità.

On August 11, 2020, the Company entered into a Euro denominated loan agreement with Deutsche Bank. The effective interest rate of this loan is 1.7% with a maturity date of August 31, 2026. As at December 31, 2023, the amount outstanding for this loan was $3,867 (December 31, 2022 - $5,235). There is no security on the loan as it was made as part of the Italian government’s COVID-19 Decreto Liquidità.

On November 28, 2023, the Company entered into a Euro denominated loan agreement with Banca de Credito Cooperativo. The loan matures on December 31, 2028, bears interest at the 3-month Euribor rate plus 1.75% and both interest and principle repayments are quarterly. As at December 31, 2023, the amount outstanding for this loan was $2,192 (December 31, 2022 - nil). There is no security on the loan as it was made as part of the Italian government's guarantee program administered by the Servizi Assicurativi del Commercio Estero ("SACE").

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022
15. Long-term debt (continued):

On November 29, 2023, the Company entered into a Euro denominated loan agreement with Deutsche Bank. The loan matures on September 30, 2029, bears interest at the 3-month Euribor rate plus 1.90% and both interest and principle repayments are quarterly. As at December 31, 2023, the amount outstanding for this loan was $7,710 (December 31, 2022 - nil). There is no security on the loan as it was made as part of the Italian government's SACE guarantee program.

On December 4, 2023, the Company entered into a Euro denominated loan agreement with Rabobank. The loan matures on December 31, 2028, bears interest at an annual rate of 4.70% and repayments are monthly. As at December 31, 2023, the amount outstanding for this loan was $1,548 (December 31, 2022 - nil). The loan is secured by certain property owned by the Company.

The Company has entered into interest rate swaps with Unicredit and Deutsche Bank, which are directly associated with its Unicredit (2020 and 2021) and Deutsche Bank (2020) term loans. These interest rate swaps serve as a hedging mechanism against potential fluctuations in future interest rates, ensuring stability in loan repayments. As of December 31, 2023, the Unicredit interest rate swaps have maturity dates ranging from 2025 to 2027 and a total notional value of $16,731. Additionally, the Deutsche Bank interest rate swap has a maturity date of June 30, 2027, with a notional value of $3,871. The notional value of these interest rate swaps is adjusted concurrently with scheduled principal payments on the corresponding loans. These interest rate swaps have been designated as cash flow hedges and have been structured to be highly effective. As of December 31, 2023, the fair value of the interest rate swaps amounted to $822, which is included in other long-term assets (December 31, 2022 - $1,612).

(b)     Other bank financing consists of an unsecured bank financing arrangement with an interest rate of 0.55% and matures in 2027.

(c)     The Company has capital lease obligations that have terms of two to five years at interest rates ranging from 1.7% to 2.7%.

Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of December 31, 2023, the Company is in compliance with all covenants under the financing arrangements.

The principal repayment schedule of long-term debt is as follows as at December 31, 2023:

	Term loan facilities	Other bank financing	Capital lease obligations	Total
2024	$13,396	$133	$579	$14,108
2025	13,670	133	405	14,208
2026	9,733	133	194	10,060
2027	2,793	132	182	3,107
2028 and thereafter	3,287	—	295	3,582
	$42,879	$531	$1,655	$45,065

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022
16. Long-term royalty payable:

	December 31,
	2023	2022
Balance, beginning of year	$5,538	$9,947
Accretion expense	240	791
Repayment	(8,687)	(5,200)
Loss on extinguishment	2,909	—
Balance, end of year	—	5,538
Less: current portion	—	1,162
Long-term portion	$—	$4,376

In April 2023, the Company and Cartesian Capital Group ("Cartesian") entered into a settlement agreement to terminate the Tranche 1 Financing and the Consent Agreement in exchange for mutual releases and cash consideration, which included the release of the security interest in the Company's HPDI 2.0TM fuel system intellectual property. The Company repaid Cartesian $8,687 on April 3, 2023 and recorded a $2,909 loss on extinguishment during the year ended December 31, 2023.

17. Warranty liability:

A continuity of the warranty liability is as follows:

	Years ended December 31,
	2023	2022
Balance, beginning of year	$14,299	$18,791
Warranty claims	(6,826)	(11,081)
Warranty accruals	5,152	4,338
Change in estimate	(2,204)	3,559
Impact of foreign exchange changes	(1,915)	(1,308)
Balance, end of year	8,506	14,299
Less: current portion	6,892	11,315
Long-term portion	$1,614	$2,984

The Company had recorded insurance recovery assets in the year ended December 31, 2021 related to outstanding warranty claims. As at December 31, 2022, $2,937 of these assets were included in other receivables and $4,122 in other long-term assets. As at December 31, 2023, the Company had a remaining balance of $984 and $605 in other receivables and other long-term assets, respectively, related to insurance recoveries.

18. Share capital, stock options and other stock-based plans:

On June 1, 2023, the Company completed a consolidation of its issued and outstanding common shares on the basis of one new post-consolidation common share for every ten existing pre-consolidation common shares (the "Consolidation"). No fractional common shares were issued and any fractional shares were rounded down to the nearest whole common shares. The number of outstanding common shares and share units issued have been retroactively adjusted for all periods presented.

During the year ended December 31, 2023, the Company issued 44,186 common shares, net of cancellations, upon exercises of share units (year ended December 31, 2022 – 50,384 common shares). The Company issues shares from treasury to satisfy share unit exercises.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022
18. Share capital, stock options and other stock-based plans (continued):

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vested and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the year ended December 31, 2023, the Company recognized $1,727 (year ended December 31, 2022 - $2,066) of stock-based compensation associated with the Westport Omnibus Plan. The Westport Omnibus Plan aims to advance the Company's interests by encouraging employees, consultants and non-employee directors to receive equity-based compensation and incentives. The plan outlines the stock-based options types, eligibility and vesting terms.

A continuity of the Units issued under the Westport Omnibus Plan are as follows:

	December 31		December 31
	2023		2022
	Number of Units	Weighted average grant date fair value (CDN $)	Number of Units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of year	317,432	$24.15	186,643	$29.80
Granted	435,128	13.78	254,109	18.32
Vested and exercised	(44,186)	38.76	(50,384)	31.94
Forfeited/expired	(229,731)	19.26	(72,936)	12.77
Outstanding, end of year	478,643	$15.68	317,432	$24.15
Units outstanding and exercisable, end of year	—	—	—	—

During the year ended December 31, 2023, 435,128 share units were granted to directors, executives and employees (year ended December 31, 2022 - 254,109). This included 147,557 Restricted Share Units ("RSUs") (year ended December 31, 2022 - 99,470) and 185,365 Performance Share Units ("PSUs") (year ended December 31, 2022 - 122,139) and 102,206 Deferred Share Units ("DSUs") (year ended December 31, 2022 - 32,500 DSUs). Values of PSUs are determined using the Monte – Carlo Simulation Model. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. PSU awards do not have a certain number of common shares that will be issued over time but are based on future performance and other conditions tied to the payout of the PSU. Vesting of DSUs shall occur immediately prior to the resignation, retirement or termination of directorship, in accordance with the terms of Westport's Omnibus Plan. For the year ended December 31, 2023 the Company awarded 102,206 DSU's to be cash-settled when the vesting conditions are met (year ended December 31, 2022 - 32,500 to be equity -settled when the vesting conditions are met).

As at December 31, 2023, $2,054 of compensation expense related to Units has yet to be recognized in results from operations and will be recognized ratably over two years.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022
18. Share capital, stock options and other stock-based plans (continued):

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units are as follows:

	December 31,
	2023	2022
	CDN$	CDN$
Share units:
Outstanding	$3,283	$3,310
Exercisable	—	—
Exercised	386	524

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Years ended December 31,
	2023	2022
Cost of revenue	$26	$184
Research and development	570	336
General and administrative	1,806	1,638
Sales and marketing	228	232
	$2,630	$2,390

For the year ended December 31, 2023 the Company recognized stock-based compensation of $1,727 (December 31, 2022 - $2,066) for stock-based awards settled in shares and stock-based compensation of $903 for stock-based awards settled in cash for the year ended (year ended December 31, 2022 - $324).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022

19. Income taxes:

(a)    The Company’s income tax provision differs from that calculated by applying the combined enacted Canadian federal and provincial statutory income tax rate of 27% for the year ended December 31, 2023 (year ended December 31, 2022 – 27%) as follows:

	Years ended December 31,
	2023	2022
Expected income tax expense (recovery)	$(13,153)	$(8,446)
Non-deductible stock-based compensation	301	233
Other permanent differences	86	5
Withholding taxes and other foreign taxes	709	621
Change in enacted tax rates	221	294
Foreign tax rate differences, foreign exchange and other adjustments	103	392
Change in valuation allowance	9,505	(3,249)
Expired losses	1,445	11,562
Foreign-derived income inclusion	1,785	—
Income tax expense (recovery)	$1,002	$1,412

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022

19. Income taxes (continued):

(b)    The significant components of the deferred income tax assets and liabilities are as follows:

	December 31,
	2023	2022
Deferred income tax assets:
Net loss carry forwards	$225,659	$208,399
Intangible assets	3,854	4,015
Property, plant and equipment	20,292	18,392
Warranty liability	2,017	3,631
Foreign tax credits	620	620
Inventory	3,271	1,933
Research and development	5,074	5,001
Tax realignment due to Italian tax law changes	9,353	7,713
Financing and share issuance cost	767	1,106
Other	9,224	8,859
Total gross deferred income tax assets	280,131	259,669
Valuation allowance	(268,577)	(249,239)
Total deferred income tax assets	$11,554	$10,430
Deferred income tax liabilities:
Intangible assets	$(430)	$(430)
Property, plant and equipment	(306)	(15)
Other	(2,741)	(2,837)
Total deferred income tax liabilities	$(3,477)	$(3,282)
Total net deferred income tax assets	$8,077	$7,148

The valuation allowance is reviewed on a quarterly basis to determine if, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent on the generation of sufficient taxable income during the future periods in which those temporary differences are expected to reverse. If the evidence does not exist that the deferred income tax assets will be fully realized, a valuation allowance has been provided. The deferred income tax assets have been reduced by the uncertain tax position presented in note 19(f).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022

19. Income taxes (continued):

(c)    The components of the Company’s income tax expense (recovery) are as follows:

		Income tax expense (recovery)
	Net income (loss)
	before income
	taxes	Current	Deferred	Total
Year ended December 31, 2023
Italy	$4,531	$84	$(828)	$(744)
United States	(4,088)	14	—	14
Canada	(40,934)	590	—	590
Netherlands	3,391	744	(25)	719
Poland	2,228	253	69	322
Other	(13,844)	101	—	101
	$(48,716)	$1,786	$(784)	$1,002
Year ended December 31, 2022
Italy	$1,023	$20	$(511)	$(491)
United States	15,136	6	—	6
Canada	(46,657)	372	—	372
Netherlands	3,103	601	(25)	576
Poland	3,002	512	118	630
Other	(6,890)	341	(22)	319
	$(31,283)	$1,852	$(440)	$1,412

(d)    The Company has loss carry-forwards in various tax jurisdictions available to offset future taxable income that expire in the following years, as follows:

	2024	2025	2026	2027 and later	Total
Canada	$—	$—	$—	$660,110	$660,110
Italy	—	—	—	15,670	15,670
United States	—	—	—	72,311	72,311
Sweden	—	—	—	10,976	10,976
China	921	2,203	—	3,295	6,419
India	—	—	—	5,354	5,354
Australia and Other	—	—	205	7,463	7,668
Total	$921	$2,203	$205	$775,179	$778,508

Certain tax attributes are subject to an annual limitation as a result of the acquisition of Fuel Systems which constitutes a change of ownership as defined under Internal Revenue Code Section 382.

(e)    The Company has not recognized a deferred income tax liability for certain undistributed earnings of foreign subsidiaries which are essentially investments in those foreign subsidiaries and are permanent in duration.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022

19. Income taxes (continued):

(f)    The Company records uncertain tax positions in accordance with ASC No. 740, Income Taxes. As at December 31, 2023, the total amount of the Company’s uncertain tax benefits was $5,552 (December 31, 2022 - $5,352). If recognized in future periods, the uncertain tax benefits would affect our effective tax rate. The Company files income tax returns in Canada, the U.S., Italy, and various other foreign jurisdictions. All taxation years remain open to examination by the Canada Revenue Agency, the 2020 to 2023 taxation years remain open to examination by the Internal Revenue Service, the 2018 to 2023 taxation years remain open to examination by the Italian Revenue Agency, and various years remain open in the other foreign jurisdictions.

20. Related party transactions:

The Company's related parties are Minda Westport Technologies Limited, directors, officers and shareholders that own greater than 10% of the Company's shares.
The Company engages in transactions with Minda Westport Technologies Limited and recorded $1,671 of accounts receivable as at December 31, 2023 (December 31, 2022 - $3,974). During the year ended December 31, 2023, the Company sold inventory to Minda Westport Technologies Limited for $7,200 (December 31, 2022 - $10,473).

21. Commitments and contingencies:

(a)     Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022

22. Segment information:

The Company manages and reports the results of its business through three segments: OEM, Independent Aftermarket ("IAM"), and Corporate. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker ("CODM").
.
Financial information by business segment as follows:

	Year ended December 31, 2023
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$222,741	$(31,222)	$9,471	$780
IAM	109,058	2,583	2,479	—
Corporate	—	(17,244)	540	—
Total consolidated	$331,799	$(45,883)	$12,490	$780

	Year ended December 31, 2022
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$198,036	$(32,000)	$8,205	$930
IAM	107,662	2,340	3,162	—
Corporate	—	(20,606)	433	—
Total consolidated	$305,698	$(50,266)	$11,800	$930

	Years ended December 31,
	2023	2022
Total additions to long-lived assets, excluding business combinations:
OEM	$13,285	$11,178
IAM	1,613	2,754
Corporate	676	597
Total consolidated	$15,574	$14,529

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022

22. Segment information (continued):

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's revenues, as follows:

	% of total revenue
	Years ended December 31,
	2023	2022
Europe	70%	64%
Americas	13%	12%
Asia	10%	15%
Africa	3%	5%
Other	4%	4%

During the year ended December 31, 2023, total revenue of $53,671 (year ended December 31, 2022 - $43,265), or 16% (year ended December 31, 2022 - 14%) of total revenue, was generated from the Company's OEM launch partner.

As at December 31, 2023, total goodwill of $3,066 (December 31, 2022 - $2,958) was allocated to the IAM segment.

As at December 31, 2023, total long-term investments of $1,558 (December 31, 2022 - $1,972) were allocated to the Corporate segment and $3,234 (December 31, 2022 - $2,657) to the OEM segment.

Total assets are allocated as follows:

	Total assets by operating segment
	Years ended December 31,
	2023	2022
OEM	$201,348	$241,795
IAM	145,640	145,377
Corporate	8,760	20,279
Total consolidated assets	$355,748	$407,451

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022

22. Segment information (continued):

The Company’s long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Long-lived assets information by geographic area:

December 31, 2023	Property, plant and equipment	Intangible assets and goodwill	Total
Italy	$25,883	$6,705	$32,588
Canada	24,098	117	24,215
Rest of Europe	11,042	3,066	14,108
Asia Pacific	8,466	—	8,466
Total consolidated long-lived assets	69,489	9,888	79,377

December 31, 2022	Property, plant and equipment	Intangible assets and goodwill	Total
Italy	$20,382	$7,688	$28,070
Canada	25,199	129	25,328
Rest of Europe	9,032	2,958	11,990
Asia Pacific	8,028	—	8,028
Total consolidated long-lived assets	$62,641	$10,775	$73,416

23. Financial instruments:

Financial risk management

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has a history of losses and negative cash flows from operations since inception. At December 31, 2023, the Company has $54,853 of cash, cash equivalents and short-term investments, including $103 in restricted cash (see note 3(c)).

The following are the contractual maturities of financial obligations as at December 31, 2023:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$95,374	$95,374	$95,374	$—	$—	$—
Short-term debt (note 14)	15,156	15,156	15,156	—	—	—
Term loan facilities (note 15(a))	42,879	47,689	15,873	25,538	5,212	1,066
Other bank financing (note 15(b))	531	538	139	133	133	133
Capital lease obligations (note 15(c))	1,655	1,670	596	598	182	294
Operating lease commitments (note 13)	22,607	25,915	3,307	5,422	4,753	12,433
	$178,202	$186,342	$130,445	$31,691	$10,280	$13,926

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022

23. Financial instruments (continued):

Credit risk

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments and accounts receivable. The Company manages credit risk associated with cash and cash equivalents by regularly investing primarily in liquid short-term paper issued by major banks. The Company monitors its portfolio and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable and other receivables. As at December 31, 2023, 88% (December 31, 2022 - 76%) of accounts receivable relate to customer receivables, and 12% (December 31, 2022 - 24%) relates to amounts due from related parties and income tax authorities for value added taxes and other tax related refunds. In order to minimize the risk of loss for customer receivables, the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed. Most sales are invoiced with payment terms in the range of 30 days to 90 days. Refer to note 3(d) for the Company's policy with respect to an allowance for credit losses.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the U.S. dollar and the Euro. The Company are subject to foreign currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which the Company earn revenues. In addition, since the Company's consolidated financial statements are denominated in U.S. dollars, changes in foreign currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on the Company's results of operations, financial condition and cash flows.

Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and long-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies. The Company’s functional currency is the Canadian dollar.
A 5% increase/decrease in the relative value of the U.S. dollar against the Canadian dollar and Euro compared to the exchange rates in effect for the year ended December 31, 2023 would have resulted in lower/higher income from operations of approximately $100. This assumes a consistent 5% appreciation in the U.S. dollar against the Canadian dollar and the Euro throughout the fiscal year. The timing of changes in the relative value of the U.S. dollar can affect the magnitude of the impact that fluctuations in foreign exchange rates have on our income from operations.
Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk on certain short-term and long-term debt with variable rates of interest. The Company limits its exposure to interest rate risk by entering into interest rate swaps that serve as a hedging mechanism against potential fluctuations in future interest rates on certain financial instruments and continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the year ended December 31, 2023 had increased or decreased by 200 basis points, with all other variables held constant, net loss for the year ended December 31, 2023 would have increased or decreased by $716.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022

23. Financial instruments (continued):

Fair value of financial instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent the Company's interests in Minda Westport Technologies Limited, Weichai Westport Inc.and other investments. Minda Westport Technologies Limited is the most significant of the investments and is accounted for using the equity method. WWI and other investments are accounted for at fair value.

The carrying values reported in the consolidated balance sheets for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying values of the term loan facilities, and other bank financing included in the long-term debt (note 15) are carried at amortized costs, which approximate their respective fair values as at December 31, 2023.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at December 31, 2023, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2023 and 2022

24. Subsequent Events

Long-term debt
On January 10, 2024, the Company entered into a Euro denominated loan agreement with UniCredit for $3,835. The loan matures on December 31, 2028, bears interest at the 3-month Euribor rate plus 1.52% and both interest and principle repayments are quarterly, with the first payment due in 2025. There is no security on the loan as it was made as part of the Italian government's guarantee program administered by the Servizi Assicurativi del Commercio Estero ("SACE").

HPDI Joint Venture
On March 11, 2024, the Company entered into agreements to establish a joint venture ("JV") with the Volvo Group. As part of the formation of the JV, the Company will contribute certain HPDI™ assets and liabilities, including related fixed assets, intellectual property, and net working capital. The Volvo Group will acquire a 45% interest in the JV for an initial consideration of $28,350. The JV is to be jointly controlled by both parties, and is intended to enhance the commercialization of Westport’s HPDI™ fuel system technology and to accelerate the decarbonization efforts of global OEM customers. Upon closing of the JV with Volvo Group, the HPDI business will be operated through the joint venture.

The Company's preliminary assessment is the interest in the JV is to be accounted for using the equity method. Under this method, the Company's initial investment in the JV is recognized at cost and subsequently adjusted for the Company's share of the JV's net income or loss and other comprehensive income, as well as for dividends or distributions received from the JV.

The Company's financial statements do not reflect the effects of the JV formation and share sale as of the reporting date. An estimate of the financial impact cannot be made, however these transactions are expected to have a material impact on the Company's financial position, results of operations, and cash flows in future periods.